EXHIBIT 99.1

Tantech Holdings Ltd Received Notification of Deficiency from Nasdaq Related to Not Timely Filing of Annual Report on Form 20-F

LISHUI, China, May 21, 2024 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”) announced today that it received a notice of non-compliance from Nasdaq Stock Market LLC (“Nasdaq”) on May 20, 2024 stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2023, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of the Company’s common shares on the Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2024, to regain compliance.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information, please visit: https://tanhtech.com/.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn